UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2019

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number	001-12103

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Peoples Financial Corporation Employee Stock Ownership Plan

                  Howard and Lameuse Avenues

                  Biloxi, Mississippi    39533

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Peoples Financial Corporation

                  Howard and Lameuse Avenues

                  Biloxi, Mississippi   39533

Peoples Financial Corporation Employee Stock Ownership Plan

Table of Contents

Page
Reports of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits	6

Statement of Changes in Net Assets Available for Benefits	7

Notes to Financial Statements	8 - 12

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	13

235 Peachtree Street NE 404 588 4200 Suite 1800 wipfli.com Atlanta, GA 30303

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees, Plan Administrator, and Plan Participants of

Peoples Financial Corporation Employee Stock Ownership Plan

Biloxi, Mississippi

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Peoples Financial Corporation Employee Stock Ownership Plan (the Plan) as of December 31, 2019 and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Supplemental Schedule of Assets (Held as of End of Year), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Wipfli LLP

We have served as the Plan's auditor since 2020.

Atlanta, Georgia

June 26, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees, Plan Administrator, and Plan Participants of

Peoples Financial Corporation Employee Stock Ownership Plan

Biloxi, Mississippi

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Peoples Financial Corporation Employee Stock Ownership Plan (the Plan) as of December 31, 2018 and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Porter Keadle Moore, LLC

We served as the Plan's auditor since 2007.

Atlanta, Georgia

June 28, 2019

Peoples Financial Corporation Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits

	December 31,
	2019	2018

Assets

Cash	$12,649	$15,507

Peoples Financial Corporation common stock	2,795,590	2,847,710

Total assets	2,808,239	2,863,217

Liabilities

Other liabilities		320

Total liabilities		320

Net assets available for benefits	$2,808,239	$2,862,897

See Accompanying Notes to Financial Statements.

Peoples Financial Corporation Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2019

Additions to net assets
Net change in fair value of Peoples Financial Corporation common stock	$53,623
Dividend income	7,341
Other income	277
Total additions to net assets	61,241

Deductions from net assets
Distributions paid to participants	115,509
Other expense	390
Total deductions	115,899

Change in net assets available for benefits	(54,658)

Net assets available for benefits, beginning of year	2,862,897

Net assets available for benefits, end of year	$2,808,239

See Accompanying Notes to Financial Statements.

Peoples Financial Corporation Employee Stock Ownership Plan

Notes to Financial Statements

NOTE A – DESCRIPTION OF PLAN

The following description of the Peoples Financial Corporation (the “Company”) Employee Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Company who are age 21 or older and employed in a position requiring the completion of at least 1,000 hours of service per plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was amended on April 5, 2019. As a result of the amendment, the Plan was frozen effective January 1, 2019. No eligible employee shall become a participant and no contributions shall accrue.

Employer Contributions

Annual contributions are determined by the Company’s Board of Directors. The maximum annual contribution credited to a participant’s account is equal to the lesser of the maximum amount which can be allocated to any participant’s account as provided in Section 415(d) of the Internal Revenue Code of 1986 (“IRC”) or one hundred percent (100%) of the participant’s IRC Section 415 compensation. The maximum annual addition to a participant’s account was $56,000 and $55,000 for years ended December 31, 2019 and 2018, respectively.

Participant Accounts

A separate Company Stock Account and Other Investments Account, which is vested at 100%, will reflect each participant’s interest.

Company Stock Account – This account is credited annually with the employee’s allocable share of Company stock purchased and paid for by the Trust or contributed in kind to the Trust, and with any stock dividends on Company stock allocated to the employee’s Company Stock Account.

Other Investments Account – This account is credited or debited annually with the employee’s share of net income or loss of the Trust, with any forfeitures of common stock, with any cash dividends on Company stock allocated to the employee’s Company Stock Account, with the employee’s allocable share of the employer contributions in cash and with any forfeitures from Other Investment Accounts.

Investment Funds

The Trustee will invest employer contributions primarily in Company stock.

Diversifications

Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Company stock into investments which are more diversified. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant over a six-year period. The qualified participant may choose to receive this diversification distribution as a direct rollover to a traditional IRA or eligible employer plan or the diversification distribution may be paid directly to the qualified participant. In each of the first five years, a participant may diversify up to 25% of the number of post-1986 shares allocated to his or her account, less any shares previously diversified. In the sixth year, the percentage changes to 50%.

Payment of Benefits

Upon retirement (as defined), death or disablement, a participant is entitled to receive 100% of his or her account balance in a lump-sum distribution. When the Plan was frozen as of January 1, 2019, all participants became 100% vested.

Eligible participants are entitled to receive required minimum distributions in annual installments.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee, however, shall vote any allocated shares for which instructions have not been given by a participant. The Trustee is required to vote any unallocated shares.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investments

The Plan’s investment in Company stock is recorded at fair value as determined by a third-party valuation specialist. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Benefit Payments

Benefit payments to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE C - INVESTMENTS

Financial assets and liabilities reported at fair value at each reporting date are classified and disclosed in one of the following categories: Level 1 – Quoted market prices in active markets for identical assets or liabilities, Level 2 – Observable market based inputs or unobservable inputs that are corroborated by market data, or Level 3 – Unobservable inputs that are not corroborated by market data.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The balances of the Plan’s investment in Peoples Financial Corporation common stock, which are measured at fair value on a recurring basis, by level within the fair value hierarchy as of December 31, 2019 and 2018, respectively, are as follows:

	Total Assets at	Fair Value Measurements Using
	Fair Value	Level 1	Level 2	Level 3

December 31, 2019	$2,795,590	$	$	$2,795,590
December 31, 2018	2,847,710			2,847,710

The Plan’s investment in Peoples Financial Corporation common stock was determined by a third-party valuation specialist using key inputs from the Plan sponsor and other publicly available information.  The specialist used a combined value using the  asset based, income and market approaches which are in accordance with the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation and in accordance with the Principles of Appraisal Practice and Code of Ethics of the American Society of Appraisers, ASA Business Valuation Standards.

The following table presents a summary of changes in the fair value of the Plan’s investment in Peoples Financial Corporation common stock which is measured using Level 3 inputs:

For the Year
Ended
December 31, 2019
Balance, beginning of period	$2,847,710

Purchases	71,767

Sales	(177,510)

Net change in fair value	53,623

Balance, end of period	$2,795,590

NOTE D – COST OF PLAN ADMINISTRATION

The Company absorbs the cost of plan administration. These costs were $10,140 for the year ended December 31, 2019.

NOTE E – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE F – TAX STATUS

The Company received a favorable determination letter dated June 6, 2013, from the Internal Revenue Service (“IRS”) under which the Plan qualifies for favorable tax treatment under Sections 401(a) and 4975(e)(7) of the Internal Revenue Code and, therefore, is exempt from federal income taxes under provisions of Section 501(a).

As a result of the Plan’s recent amendments in 2015, the Company filed an application with the IRS requesting determination concerning the qualification of the Plan. The IRS has notified the Company that it would not review this off-cycle request and that we should rely on the 2013 determination letter.

NOTE G – PARTY-IN-INTEREST TRANSACTIONS

Common stock of the Company, the Plan sponsor, is the only investment of the Plan. The shares held by the Plan at December 31, 2019 and 2018 had a market value of $2,795,590 and $2,847,710, respectively. The plan purchased $71,767 (6,550 shares) and sold $177,510 (16,254 shares) of the Plan sponsor’s common stock during the year ended December 31, 2019.

Members of management of the Plan sponsor are participants in the Plan; however, there are no transactions with these individuals other than their participation in the Plan. The Asset Management & Trust Division of The Peoples Bank, Biloxi, Mississippi, a wholly owned subsidiary of the Plan sponsor, serves as the Trustee of the Plan.

NOTE H – CONCENTRATION OF MARKET RISK

The Plan has invested a significant portion of its assets in Company common stock. This investment in the Company’s common stock approximates 99% of the Plan’s net assets available for benefits as of December 31, 2019. As a result of the concentration, any significant reduction in the market value of the stock could adversely affect individual participant accounts and the net assets of the Plan.

NOTE I – RECONCILIATION OF NET ASSETS AVAILABLE FOR BENEFITS

The following is a reconciliation of distributions from net assets per the financial statements to the Form 5500 for the year ended December 31, 2019:

Total distributions from net assets per the financial statements	$115,509

Less: distributions payable at December 31, 2018	(6,586)

Total distributions from net assets per the Form 5500	$108,923

NOTE J – SUBSEQUENT EVENTS

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance, June 26, 2020, and has determined that, except for matters noted below, no significant events occurred after December 31, 2019, but prior to the issuance of these financial statements, that would have a material impact on its financial statements.

The World Health Organization declared the coronavirus COVID-19 (“COVID-19”) a pandemic in March 2020. The pandemic has resulted in, among other things, a significant stock and global markets decline, disruption in business, leisure and tourism activities as nation-wide stay-at-home orders were mandated, significant strain on the health care industry as it addressed the severity of the health care crisis and significant impact on the general economy including high unemployment, a 150 basis point decline in Federal funds rates and unprecedented government stimulus programs. While the length and severity of this pandemic cannot be reasonably estimated, it has negatively impacted the market price of Peoples Financial Corporation common stock and Plan assets.

On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), which included several relief provisions available to tax qualified retirement plans and their participants. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the Plan document. The Plan has adopted measures included in the CARES Act which allow qualified participants to receive coronavirus-related distributions without penalty and delay repayments of any new or outstanding loans for up to one year.

Peoples Financial Corporation Employee Stock Ownership Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 64-0709834 Plan 002

December 31, 2019

	Identity of issuer or
(a)	similar party (b)	Description of assets ( c)	Cost (d)	Fair Value (e)
		Cash	$12,649	$12,649
*	Peoples Financial Corporation	Common stock - 237,923 shares	1,069,251	2,795,590
		Total	$1,081,900	$2,808,239

*	represents party-in-interest

See Accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Peoples Financial Corporation Employee Stock Ownership Plan

Name of Plan

/s/ Daniel A. Bass

______________________________________________

The Asset Management and Trust Division of

The Peoples Bank, Biloxi, Mississippi; Trustee

By: Daniel A. Bass, Vice-President/Trust Officer,

The Peoples Bank, Biloxi, Mississippi

June 26, 2020

_______________________________________________

Date